

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via E-mail
Mr. Spencer W. Tucker
President
Homeowners of America Holding Corporation.
1333 Corporation Drive, Suite 325
Irving, TX 75038

Re: **Homeowners of America Holding Corporation
Confidential Draft Registration Statement on Form S-1
Submitted November 9, 2012
CIK No. 0001346922**

Dear Mr. Tucker:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

FORM S-1

1. We note there is no public market for your shares of common stock, although you intend to seek quotation on the Over-the-Counter Bulletin Board. As such, please specify the price at which the common shares will be offered to the public and describe the various factors considered in determining such offering price. Please refer to Item 501(b)(3) of Regulation S-K and the instructions thereto, as well as Item 505(a) of Regulation S-K.

2. We note that you have indicated on your cover page that you are an "emerging growth company." Please revise your prospectus summary and Management's Discussion and Analysis to briefly describe the various exemptions which are available to you in addition to the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Summary, page 2

4. Please delete the language in the preface to the prospectus summary that indicates that the summary is not complete. While the summary, by definition, will not contain all of the information included in the prospectus, it should nevertheless be a complete summary.

5. We note that your summary only discusses the positive aspects of the company and the offering. The prospectus summary should provide a brief, but balanced, description of the key aspects of the company as of the latest practicable date. Please revise the summary to also discuss any negative aspects of the company's experience, strategy and prospects. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

Our Business, page 2

6. Here and in the Business section, please explain why you have decided not to continue the private passenger automobile policy and Oklahoma business lines.

Risk Factors, page 6

Increased competition, competitive pressures, industry developments…", page 6

7. Please include the discussion of your Demotech credit rating and the fact that you are not rated by A.M. Best in a new, stand-alone risk factor. Please address in this risk factor why you are not rated by A.M. Best and whether this has to date had a negative impact on your ability to expand and compete effectively with other insurance providers.

"If our actual losses from insured claims exceed…" pages 7-8

8. To the extent material, please describe any problems you have experienced with maintaining adequate reserve capacity and how your business was impacted.

"We require additional capital …" page 8

9. Please state for what period of time you expect your current capital and retained earnings to support your operations without the need to raise additional capital.

"Although we follow the industry practice of reinsuring a portion of our risks…" page 9

10. We note that the discussion in this risk factor does not specifically address the risk highlighted in the heading. Please expand the risk factor to discuss the risk that you may not be able to successfully alleviate insurance risk through reinsurance arrangements. In addition, since the subsequent risk factor, and not this risk factor, deals with the costs of obtaining reinsurance, please delete from the heading of the risk factor on page 9 reference to the "costs of obtaining reinsurance."

"We may be unable to attract and retain qualified employees…" page 11

11. If any of your key personnel intend to retire or resign in the near future, please revise to address such departure and the potential impact on your organization. To the extent that you have experienced any difficulties to date managing growth, including retaining a sufficient number of skilled personnel, please expand this risk factor to describe these challenges.

"Our information technology system may fail…" page 11

12. Please disclose where your third-party hardware and storage solution systems are located. Consider adding disclosure addressing the risks you face of service disruptions or data loss due to natural disasters, weather, power outages and other adverse events.

"We rely on independent agents…" page 12

13. To the extent that you have experienced any difficulties to date attracting business from independent agents, please expand this risk factor to describe these challenges.

"Our insurance subsidiary is subject to extensive regulation…" page 14

14. Please disclose any pending regulatory investigations or settlements with respect to your insurance subsidiary's operations.

"Our status as an insurance holding company…" page 16

15. We note your statement in this risk factor that, as a holding company, you are in part dependent on dividends and other permitted payments from your insurance subsidiary to pay any cash dividends to stockholders, to service debt and for your operating capital. Yet, on page 41, you state that your insurance subsidiary has never declared or paid a dividend to the holding company. Please clarify in this risk factor the extent to which you have historically relied on dividends and other permitted payments from the insurance company and discuss how the holding company has financed its operations to date, including the receipt of dividends from HAMGA.

Risks Related to Investment in Our Securities, page 16

16. As applicable, please add a risk factor addressing the risk that your common stock may be subject to the "penny stock" rules under the Exchange Act. Refer to Securities Exchange Act Rules 3a51-1 and 15g-1 through 15g-100. In such risk factor, please address the requirements for broker-dealers under the "penny stock"

rules and how such requirements may adversely affect the market for your common stock and increase transaction costs.

"There has been no established public trading market for our securities…" page 16

17. We note your references to the "units offered hereby" and negotiations concerning the public offering price between you and a placement agent. Neither of these references appears to apply to this offering. Please revise the risk factor accordingly.

"Delaware law may discourage takeover attempts…" page 17

18. In the first two sentences, you state that your certificate of incorporation, bylaws and Delaware law "contain or will contain" certain provisions and that your "corporate governance documents "include or will include" certain provisions. Please clarify what you mean by "will contain" and "will include."

Capitalization, page 19

19. Please revise the first sentence to state that the table sets forth your cash and cash equivalents as well as your capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserves for Loss and Loss Adjustment Expenses, page 21

20. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please revise your disclosure to include the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

   a. Please disclose the amount of the gross reserves for loss and loss adjustment expense for each year presented. Include the amount of IBNR separately for each material line of business.

   b. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Explain which methodology you used to record your reserves. Include why you selected this methodology over any of the other methodologies and whether the same methodology was used for all periods. Disclose the range of outcomes produced using these various methodologies.

  c. If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

  d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

    1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

    2. Explicitly identify and discuss key assumptions as of the latest balance sheet date that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

  e. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. Please note that a simple calculation of a percentage change in the reserves is not sufficient to this end.

Business, page 24

21. Please include a loss reserve development table starting with 2006 in accordance with Industry Guide 6.

22. We note that you have provided information in the Business section about the number of your policyholders, total assets, stockholders' equity and the number of your employees, all as of June 30, 2012. When you amend to update your financials for the most recent completed fiscal quarter, please also update the rest of your prospectus disclosure to speak as of the most recent practicable date.

23. Please expand your description of HAMGA's business to provide a more fulsome discussion of the services this subsidiary provides to HAIC and the total fees received from HAIC.

Our Corporate Structure, page 28

24. Please revise the chart on page 29 to include the percentage ownership of each of Spencer Tucker, Inter-Atlantic Fund, LP and the Minority Shareholders in the holding corporation. Pleased also revise to clarify that the insurance company and the managing general agency are 100% owned by the holding corporation. In addition, you should also provide a chart showing the percentage of the respective parties' ownership in the holding company post-offering, assuming all shares are sold.

Our Market, page 30

25. Please clarify what you mean when you state that a large part of the Texas residential property market is experiencing "a degree of dysfunction."

26. We note your disclosure that Texas has experienced numerous catastrophic losses in recent years and the presentation on page 31of the catastrophic-level events that have occurred in Texas since HAIC began business in 2006. Of the catastrophic losses estimated, please indicate HAIC's exposure. In addition, in the chart on page 31, please clarify the geographic regions where such catastrophes occurred.

Our Business, page 32

27. Please explain how selective pricing attracts policyholders with newer homes, i.e., those built within the last 10 years.

28. Where you break down your residential property business by percentage on page 33, please clarify how the percentages are calculated, i.e., whether the percentages reflect number of policies, amount of premiums written, or some other metric.

29. Please put the TransUnion Corp. insurance scores in their proper context by explaining what an insurance score means, how it is determined, the range of possible scores and the significance of a score of "676" or better.

Importance of Rating Agencies, page 33

30. Please explain how the Demotech rating differs from A.M. Best and state why you are not rated by A.M. Best. In addition, please put Demotech's rating of "A, Exceptional," in context by explaining the ratings scale used by Demotech and where a rating of "A" ranks along such scale.

Competitive Strengths, page 33

31. Please explain what causes a policy to be outside the acceptable "underwriting box" and therefore not automatically underwritten. Disclose the approximate percentage of your business in terms of premiums that falls into this category. In addition, please describe the methodology and tools used to qualify and price these policies.

32. You state that your pricing philosophy is to maximize profit margins in "credible" segments of the market while avoiding segments of the market where opportunities for profit are limited. Please clarify what you mean by "credible" segments of the market and explain how your philosophy confers a competitive advantage, since it would appear that most competitors would share this philosophy.

33. Please explain how you will identify and recruit personnel who are intimately familiar with each new potential market.

Our Strategies, page 34

34. Please explain and describe more fully the "hard-market" conditions in the Houston metropolitan area that you believe present an unusual opportunity to write business with a greater profit potential.

35. Please state whether you have identified other states and/or regions in which to expand your residential property business.

Underwriting, page 34

36. Please disclose the size of the underwriting staff that you maintain.

Technology, page 35

37. Please file your material contracts with each of IDMI and Primoris Services LLC as exhibits to your filing.

Reinsurance, page 36

38. Please clarify the ratings scales that A.M. Best and S&P use so that it is apparent where a rating of "A- (Excellent)" by A.M. Best and a rating of "AA-" by S&P rank on the respective scales.

39. Please identify the reinsurer who has agreed to cover 100% of residential property losses between $60,000,000 and $65,000,000.

Investments, page 39

40. Please disclose your historical investment returns in this section.

Government Regulation, page 41

41. Please disclose the highest amount that HAIC would currently be able to dividend to HAHC in accordance with the Texas Insurance Code and quantify the threshold amount above which a dividend from HAIC would be considered "extraordinary."

42. Please disclose the historical amounts of dividends that HAMGA has paid to HAHC.

43. We note your disclosure on page 30 that HAMGA is subject to regulation by the Texas Department of Insurance. Please describe in this section the nature of such regulations.

44. Please disclose the required level of HAIC's statutory capital and surplus under NAIC's Risk Based Capital requirements and the extent to which it exceeded such levels based on its 2011 statutory financial statements.

Security Ownership of Certain Beneficial Owners and Management, page 45

45. We note your footnote (2) indicating that the percent of class is based on a total of 5,900,000 share of common stock issued and outstanding. However, it does not appear that this total includes the shares of common stock underlying options that are exercisable on or within 60 days. Please confirm the total number of common shares outstanding includes shares underlying these options. If necessary, please recalculate the percent of class column in your Beneficial Owners table and revise the prospectus as applicable to reflect the correct amount of total shares outstanding.

Selling Stockholders, page 47

46. Please revise the footnotes to the Selling Stockholders table to indicate that Spencer Tucker, Debbie Carter and Luther Hodges are members of management. Currently, you state on page 47 that no selling stockholders have had a material relationship with the company in the past three years other than as described in the footnotes to the table or as a result of acquisition of your securities. Yet, the footnotes make no mention of Tucker, Carter or Hodges having an employment or directorship relationship with the company.

Management, page 49
Directors and Executive Officers, page 49

47. For each of Spencer Tucker, Michael Rosentraub, Debbie Carter, Michael Cox and Brent Parker, please revise your disclosure to include the month and year that each individual joined the company as an executive officer.

Plan of Distribution, page 65

48. Please revise your plan of distribution to state that you intend for your common stock to be quoted on the OTCBB, but no assurance can be given that this will occur.

Notes to Consolidated Financial Statements
9. Unpaid Losses and Loss Adjustment Expenses, page F-17

49. Please revise your loss and loss adjustment expense reconciliation to present the amount of reinsurance recoverable related to the beginning balance as required by ASC 944-40-50-3a.

14. Reinsurance, page F-22

50. Disclose the terms of significant reinsurance contracts and the names of each significant reinsurer and the amount due from each. Refer to ASC 825-10-50-20.

17. Regulatory Requirements and Restrictions, page F-24

51. Please revise your disclosures to address the following:
   - Disclosure whether you have complied with the minimum statutory requirements as of December 31, 2011. It appears as though you may have not met the minimum capital stock requirement since you disclose that statutory capital was $1,500,000 but the Texas Insurance Code requires property and casualty insurers to have a minimum of $2.5 million in capital stock.
   - Disclose the amount of statutory net income (loss). Refer to Rule 7-03(a)(23)(c) of Regulation S-X.
   - Disclose the amount of retained earnings that is not available for the payment of dividends to stockholders and the amount that may not be transferred to the company by its subsidiaries to comply with ASC 944-505-50-1c and Rule 4-08(e) of Regulation S-X.
   - Disclose the amounts of restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

- Provide the disclosure required under ASC 944-505-50-6, as applicable.

Unaudited Financial Statements, page F-26

52. Please provide updated interim financial statements as well as updated disclosures.

Consolidated Statements of Operations (Unaudited), page F-27

53. Please confirm whether there are any amounts included in the 'Reinsurance profit sharing, installment fees and other income' line item that are in excess of five percent of total revenue and if so, please state separately in the statement of operations.   Refer to Rule 7-04 of Regulation S-X.

Notes to Consolidated Financial Statements
2. Recent Accounting Pronouncements, page F-34

54. Please clarify whether you have chosen to adopt ASU 2010-26 and if not please disclose the effective date for private companies.

Note 9. Unpaid Losses and Loss Adjustment Expenses, page F-39

55. Provide the information in the table for the six months ended June 30, 2011. Refer to ASC 944-40-50-2 and 50-3.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

Via E-mail
cc: William N. Haddad, Esq.
        Reed Smith LLP
        599 Lexington Avenue
        New York, NY 10022